UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                      to
Commission File Number 000-23817
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Northwest Retirement Savings Plan
B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Northwest Bancorp, Inc.
100 Liberty Street
Warren, Pennsylvania 16365

Consent Of Independent Registered Public Accounting Firm
To the Participants and the Administrators of the Northwest Retirement Savings Plan:
We consent to the incorporation by reference in Registration Statement No. 333-41984 of Northwest Bancorp, Inc. Form S-8 of our report dated June 27, 2008, relating to the statement of net assets available for benefits of the Northwest Retirement Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefit for the year ended December 31, 2007, which appears in the December 31, 2007 Annual Report on Form 11-K of the Northwest Retirement Savings Plan.

/s/ Parente Randolph, LLC

Parente Randolph, LLC
Pittsburgh, Pennsylvania
June 27, 2008

Report Of Independent Registered Public Accounting Firm
To the Participants and the Administrators of the
Northwest Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Northwest Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Parente Randolph, LLC
Pittsburgh, Pennsylvania
June 27, 2008

NORTHWEST RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

NORTHWEST RETIREMENT SAVINGS PLAN
Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

NORTHWEST RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2007, and 2006

	2007	2006
Assets:

Cash	$41,620	153,121
Investments, at fair value	61,754,604	60,130,626
Employer contribution receivable (net of forfeitures)	—	61,456

Total assets	61,796,224	60,345,203

Liabilities:	—	—

Net assets available for benefits	$61,796,224	60,345,203

See accompanying notes to financial statements.

NORTHWEST RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007, and 2006

	2007	2006
Additions:
Additions to net assets attributed to:
Investments income:
Net appreciation (depreciation) in fair value of investments	$(1,025,111)	5,729,005
Dividends and interest	3,769,661	2,535,094

Total investment income	2,744,550	8,264,099

Contributions:
Employer (net of forfeitures)	1,108,626	1,013,808
Participant	3,215,605	2,900,337
Rollovers	265,016	395,393

Total contributions	4,589,247	4,309,538

Transfer from predecessor plans	—	321,313
Transfer from Northwest Savings Bank Employee Stock Ownership Plan	170,581	201,226

Total additions	7,504,378	13,096,176

Deductions:
Deductions from net assets attributed to,
Distributions to participants	6,053,357	3,661,123

Net increase	1,451,021	9,435,053
Net assets available for benefits:
Beginning of year	60,345,203	50,910,150

End of year	$61,796,224	60,345,203

See accompanying notes to financial statements.

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007, and 2006
(1)	Description of the Plan
The following description of the Northwest Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General
The Plan is a defined contribution plan covering all full-time and part-time employees of Northwest Savings Bank (the Company). Employees who are twenty-one or older are eligible to contribute to the Plan on the first day of the month following completion of 1,000 hours and six months of service. Participants are eligible to receive employer matching contributions once they have completed 1,000 hours and one year of service. A year of service is defined as 12 consecutive months with at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
(b)	Contributions
Each year, participants may voluntarily contribute up to the maximum percentage of compensation and dollar amount limits as allowed under IRC Section 402(g), not to exceed certain annual limitations established by the Internal Revenue Service ($15,500 limit in 2007 and $15,000 limit in 2006). Participants of the Plan who are or will be 50 years old by the Plan year-end may elect to defer a catch-up contribution in excess of this limit. In 2007, the maximum catch-up contribution allowable by the IRS was $5,000. Participants may also contribute amounts representing distributions from other qualified retirement plans. Participant contributions and investment allocations are participant directed.
The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Company matching contributions are allocated in proportion to the employee’s current investment allocation. Additional amounts may be contributed at the option of the Plan’s Administrative Committee. To be eligible for the discretionary contribution, participants must complete 1,000 hours of service during the Plan Year. No discretionary contributions were made for 2007 or 2006. Contributions are subject to certain limitations.
(c)	Participant Accounts
Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007, and 2006
(d)	Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions plus earnings thereon is based on years of continuous service. Effective January 1, 2002, the vesting schedule is as follows.

Percentage of
Vesting years	interest vested
Fewer than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%
(e)	Investment Options
On December 3, 2007, all shares of the Harbor Capital Appreciation Fund were exchanged for T. Rowe Price Blue Chip Fund shares. Otherwise, no changes have been made to the investment options since February 23, 2006. Effective February 23, 2006, upon enrollment in the plan, a participant may direct employee contributions in one percentage increments in any of these eighteen investment options: Vanguard Windsor II Fund, Harbor Capital Appreciation Fund, Vanguard Retirement Savings Trust Fund, Vanguard Total Bond Market Index Fund, Vanguard 500 Index Fund, Vanguard Balanced Index Fund, T. Rowe Price Mid-Cap Growth Fund, FPA Capital Long Term Growth Fund, Vanguard Selected Value Fund, Franklin Small Cap Growth II Fund, Artisan International Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement Income Fund or Northwest Bancorp, Inc common stock. Between May 1, 2002 and February 23, 2006, participants had the following investment options: Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. common stock, Vanguard Balanced Index Fund, FPA Capital Long Term Growth Fund, Vanguard 500 Index Fund, Vanguard Total Bond Market Index Fund, Artisan International Fund, Weitz Value Fund, Vanguard Retirement Savings Trust, Franklin Small Cap Growth II Fund, and T. Rowe Price Mid-Cap Growth Fund. Prior to May 1, 2002, participants had the following eight investment options: Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. common stock, Vanguard Balanced Index Fun, FPA Capital Long Term Growth Fund, Fidelity Institutional Cash Money Market Portfolio, Fidelity Ginnie Mae Fund, and T. Rowe Price International Stock Fund. Participants are permitted to change investment elections on a daily basis.
Investments in Northwest Bancorp, Inc. stock are based upon each employee’s investment allocation. Purchases of the stock occur when the custodian receives the employee and Company contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.
(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007, and 2006
(f)	Benefit Payments
Upon termination of service, permanent disability, retirement, or death, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in their account.
Active participants may apply for a hardship withdrawal for the purchase of the participant’s principal residence, to pay tuition, or related post-secondary educational expenses, to pay certain medical or funeral expenses, or to prevent eviction from or foreclosure on the participant’s principal residence. At any time, active participants may elect to withdraw all or a portion of their rollover or transfer contributions.
(g)	Loans to Participants
Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of vested balance or $50,000, whichever is less. The loans are secured by the balances in the participant’s account and bear interest at a fixed rate of prime plus 1%. All loans are subject to specified repayment terms and must be repaid within a five-year period. Each participant is granted one loan at a time. Interest rates at December 31, 2007 ranged from 5.00% to 9.25%.
(h)	Forfeitures
Forfeited nonvested account balances are used to reduce employer contributions. As of December 31, 2007 and 2006 there were no nonvested account balances and forfeitures used to offset employer contributions were $36,297 and $21,283 for the years ended December 31, 2007 and 2006, respectively.
(2)	Summary of Significant Accounting Policies
(a)	General
The accompanying financial statements are prepared on the accrual basis of accounting.
(b)	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United Sates of Americas requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007, and 2006
(c)	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The Vanguard Retirement Savings Trust is a common collective trust that is valued based on the net value of the fair value of the underlying investments at year end as determined by the Company (the “trustee”). The underlying investments are primarily in a pool of investment contracts, which provide for withdrawals at fair value, which approximates contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Units of the common collective trust fund are valued at year end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
(d)	Distributions to Participants
Distributions to participants are recorded when paid by the trustee.
(e)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant accounts will become 100% vested.
(f)	Administrative Expenses
The administrative costs of the Plan are paid by the Company and, as such, are not reflected as expenses of the Plan.
(g)	Investment Contract
As described in Financial Accounting Standard Board Staff Position, FSP AAG INV-1 and SOP-94-4-1, Reporting of Fully Benefit-Responsive Investment contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. For the 2007 and 2006 plan years, the Plan invested in the Vanguard Retirement Savings Trust, which holds guaranteed investment contracts which are subject to the FSP. The Plan adopted the financial statement presentation and disclosure requirements of the FSP effective December 31, 2006. For the 2007 and 2006 plans year, adoption of the FSP had an immaterial impact on the statements of net assets available for benefits as contract value approximated estimated fair value and had no effect on the statement of changes in net assets which historically have been presented on a contract value basis.
(Continued)

(h)	Accounting for Uncertainty in Income Taxes
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for annual periods beginning after December 31, 2006. The adoption of FIN 48 had no impact on the Plan’s financial statements.
(i)	Recent Accounting Pronouncements
In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. SFAS No. 157 applies to other accounting standards that require or permit fair value measurements. Accordingly, it does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157,” which defers the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008 and interim periods within those years. The Plan has not determined the impact of adopting SFAS No. 157 and FSP FAS 157-2.
In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Plan is currently assessing the impact the adoption of SFAS No. 159 will have on the financial position and results of operations.
(3)	Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007, and 2006
(4) Investments
     At December 31, 2007 and 2006, the following investments were held by the Plan:

	2007			2006
	Shares	Fair value		Shares	Fair value
Artisan International Fund	123,152	3,679,769	*	88,536	2,566,650
FPA Capital Long Term Growth Fund	144,933	5,320,487	*	136,504	5,656,730	*
Frankin Small Cap Growth II Fund	109,309	1,160,860		78,632	982,112
Harbor Capital Appreciation Fund	—	—		172,326	5,747,060	*
T. Rowe Price Mid-Cap Growth Fund	48,712	2,809,215		42,432	2,278,186
T. Rowe Price Blue Chip Growth Fund	152,481	6,134,298	*	—	—
Vanguard 500 Index Fund	15,465	2,090,056		13,705	1,789,757
Vanguard Balanced Index Fund	154,520	3,400,993	*	154,002	3,289,483	*
Vanguard Retirement Savings Trust Fund	4,016,322	4,016,322	*	4,819,734	4,819,734	*
Vanguard Selected Value Fund	90,235	1,722,587		68,340	1,441,288
Vanguard Target Retirement 2005 Fund	38,243	459,685		8,547	98,031
Vanguard Target Retirement 2015 Fund	50,198	655,580		19,094	237,915
Vanguard Target Retirement 2025 Fund	41,476	569,048		17,803	232,155
Vanguard Target Retirement 2035 Fund	40,790	596,356		26,230	363,808
Vanguard Target Retirement 2045 Fund	41,526	626,622		12,951	185,463
Vanguard Target Retirement Income Fund	1,814	20,188		395	4,230
Vanguard Total Bond Market Index Fund	351,854	3,574,840	*	343,170	3,428,271	*
Vanguard Windsor II Fund	217,131	6,787,510	*	201,670	7,008,039	*
Northwest Bancorp, Inc. common stock	654,610	$17,392,988	*	703,379	$19,314,787	*
Loans to participants	—	737,200		—	686,927

		$61,754,604			$60,130,626

*	Investments greater than 5% of net assets available for benefits at the end of the Plan year.
(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007, and 2006
The Plan’s investments appreciated (depreciated) in value as follows:

	2007	2006
Mutual funds (includes realized losses of $12,448 and $63,007 in 2007 and 2006, respectively)	$122,810	1,079,795
Common stock (includes realized gains of $679,025 and $71,243 in 2007 and 2006, respectively)	(1,147,921)	4,649,210

	$(1,025,111)	5,729,005

Dividends and interest on plan investments were $3,769,661 and $2,535,094, respectively, in 2007 and 2006.
(5) Tax Status
A favorable determination letter was received from the Internal Revenue Service on November 24, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under Section 501(a) of the Code. Effective January 1, 2002, the Plan was amended and restated through the adoption of a prototype plan. Subsequent to the adoption of the prototype plan, the Plan was amended to become an individually designed plan. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under section 401(a) and the related trust continues to be tax-exempt as of December 31, 2007. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.
(6) Plan Mergers
During 2006, the Plan Sponsor approved the merger of the Maryland Permanent Bank & Trust 401(K) Plan into the Plan. The net assets of $238,713 were transferred into the Plan on July 27, 2006.

During 2006, the Plan Sponsor approved the merger of the Horizon Bank, FSB 401(K) Plan into the Plan. The net assets of $82,600 were transferred into the Plan on March 1, 2006.
(7) Northwest Savings Bank Employee Stock Ownership Plan
Beginning January 1, 2004, certain qualified participants in the Northwest Savings Bank Employee Stock Ownership Plan (ESOP) were eligible to diversify a portion of their Northwest Bancorp, Inc. holdings in the ESOP. Participants who elect to diversify their portion of their ESOP balance agree to in-kind transfer that portion of their ESOP balance to the Plan. Following the transfer, the participants are entitled to reinvest this balance in any of the Plan’s investment options, including Northwest Bancorp, Inc. For the year ended December 31, 2007, assets of $170,581 were transferred from the ESOP to the Plan as part of this diversification plan. For the year ended December 31, 2006, assets of $201,226 were transferred from the ESOP to the Plan as part of this diversification plan.
(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007, and 2006
(8) Related Party Transactions
Certain plan investments consist of shares of Northwest Bancorp, Inc. and loans to participants which are secured by the balances in the participant accounts. In addition, expenses of the Plan are paid by Northwest Savings Bank. Northwest Savings Bank is the Plan Sponsor, and Northwest Bancorp, Inc. is the Parent Company of the Plan Sponsor; and, therefore, the transactions qualify as party-in-interest transactions.
(9) Subsequent Events
Effective January 1, 2008 the Plan was amended to eliminate the six-month waiting period for eligible employees to make contributions. The Plan was also amended effective January 1, 2008 so that all future employer matching contributions will be made in Northwest Bancorp, Inc. Stock.

Schedule 1
NORTHWEST RETIREMENT SAVINGS PLAN
EIN: 25-0368460
Plan Number: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

	Identity of issue,
	borrower, lessor, or			Current
	similar party	Description of assets	Cost	value
		Registered investment companies:
	Vanguard	Vanguard Windsor II Fund	N/R	$6,787,510
	T. Rowe Price	Blue Chip Growth	N/R	6,134,298
	Vanguard	Vanguard Total Bond Market Index Fund	N/R	3,574,840
	Vanguard	Vanguard 500 Index Fund	N/R	2,090,056
	Vanguard	Vanguard Balanced Index Fund	N/R	3,400,993
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund	N/R	2,809,215
	FPA Investments	FPA Capital Long Term Growth Fund	N/R	5,320,487
	Vanguard	Vanguard Selected Value Fund	N/R	1,722,587
	Franklin	Franklin Small Cap Growth II Fund	N/R	1,160,860
	Artisan	Artisan International Fund	N/R	3,679,769
	Vanguard	Vanguard Target Retirement 2005 Fund	N/R	459,685
	Vanguard	Vanguard Target Retirement 2015 Fund	N/R	655,580
	Vanguard	Vanguard Target Retirement 2025 Fund	N/R	569,048
	Vanguard	Vanguard Target Retirement 2035 Fund	N/R	596,356
	Vanguard	Vanguard Target Retirement 2045 Fund	N/R	626,622
	Vanguard	Vanguard Target Retirement Income	N/R	20,188

		Total registered investment companies		39,608,094

		Common Collective Trust Funds:
	Vanguard	Vanguard Retirement Savings Trust Fund	N/R	4,016,322
		Employer securities:
*	Northwest Bancorp, Inc.	Northwest Bancorp, Inc. common stock	N/R	17,392,988
*	Plan participants	Loans to participants (136 loans outstanding at 5.00% to 9.25% with maturity dates in 2008 through 2012)	N/R	737,200

				$61,754,604

N/R	- Participant directed investment, cost not required to be reported

*	- Parties in interest - as defined by ERISA
See accompanying report of independent registered public accounting firm

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHWEST RETIREMENT SAVINGS PLAN
Date: June 27, 2008	By:	/s/ Julia W. McTavish
		Name:	Julia W. McTavish
		Title:	Senior Vice President, Northwest Savings Bank Plan Administrator